Exhibit 99.56

F3 - NEW Discovery - 33.0m Radioactivity with 0.56m >10,000 cps at Broach Lake

On New Trend - 12km South of JR Zone

Kelowna, British Columbia--(Newsfile Corp. - April 15, 2025) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce a new discovery with drillhole PLN25-205 which intersected radioactivity over a total of 33.0m including 0.56m of high radioactivity (>10,000 cps) with a peak of 37,700 cps at 398.34m. The drillhole is still currently in progress, however additional mineralization is not expected.

2025 Handheld Spectrometer Highlights:

Broach Lake: PW Area
PLN25-205 (line 11310S):

●	0.5m interval with radioactivity of 340 cps between 340.0 and 340.5m, and

●	0.5m interval with radioactivity of 440 cps between 347.5 and 348.0m, and

●	0.5m interval with radioactivity of 370 cps between 366.0 and 366.5m, and

●	8.0m interval with radioactivity peaking 2,500 cps between 373.0m and 381.0m, and

●	23.5m interval with radioactivity peaking 37,700 cps between 384.0m and 407.5m, including

○	0.56m composite mineralization >10,000 cps between 389.75m and 398.56m

Sam Hartmann, Vice President Exploration, commented:

“On March 18th we announced anomalous radioactivity at a newly emerging area 12km south of the JR Zone, showing great initial potential with drillhole PLN25-202, peaking at 720cps. This was followed up with an aggressive step back with PLN25-203, which aimed to locate a MLTDEM ground conductor.

Encouraging alteration was encountered at depth corresponding with the approximate down-dip projection of the radioactive intervals in PLN25-202, but no anomalous radioactivity was noted. PLN25-204 then tested 60m up-dip of PLN25-202, successfully intersecting the targeted rock units but again with no anomalous radioactivity. Despite these results we decided on one more follow-up to PLN25-202 targeting approximately 50m down-dip (see Image 1 for cross section), this time successfully intersecting high-grade pitchblende mineralization hosted within competent but strongly chloritic and clay altered orthogneisses (see Image 2), in the hanging wall of an unmineralized fault with mineralization starting at a vertical depth of 325 meters from surface. This discovery is particularly meaningful as it is within the Clearwater Domain – a geological package predominantly thought to consist of intrusive rocks and historically considered less prospective for uranium mineralization. These drillholes contain significant intercepts of dioritic rocks – but also the strained and structurally disturbed orthogneisses we target. This strong initial intercept in PLN25-205 is the perfect analog to the approach of the technical team at F3 Uranium; to think out of the box and be persistent. After we finish drilling this hole, we plan to continue drilling on section to improve our understanding of the controls on the mineralization, before moving laterally along strike, which is open in both directions”.

Map 1. Broach Lake -2025 Scintillometer Results

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PLN25-203B
PLN25-205
PLN25-202
PLN25-204
600
500
400
300
200
100
0
-100
Interpreted Fault
0 25 50 100
Meters
Drill Hole Collar
End of Hole
Drill Holes
Scintillometer Reading RS-125
300 - 500
500 - 1,000
1,000 - 2,500
2,500 - 5,000
5,000 - 10,000
10,000 - 65,535
>65,535
Geologic Interpretation
Orthogneiss
Diorite
Athabasca Unconformity
Overburden
Lodgement Till
Mudstone
Sandstone
F3 URANIUM
Broach Lake
PW Area
Cross Section Line 11310S
Looking 316° 50m wide envelope
4/14/2025

Image 1: Cross Section: Line 11310S

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Table 1. Drill Hole Summary and Handheld Spectrometer Results

Collar Information *Planned Collar, azi/dip. Final surveys outstanding							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
PLN25-203		lost in overburden
PLN25-203A		lost in overburden
PLN25-203B	11340S	589233	6397845	586	48	-63	160.00	160.50	0.50	420	160.7	722
PLN25-204	11295S	589389	6398003	583	47	-63	168.50	168.90	0.40	310	168.88	401

Collar Information *Planned Collar, azi/dip. Final surveys outstanding							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
PLN25205*	11310S	589326	6397940	586	46	-65	340.00	340.50	0.50	340	168.8	TBD
							347.50	348.00	0.50	440
							366.00	366.50	0.50	370
							373.00	373.50	0.50	470
							373.50	374.00	0.50	370
							374.00	374.50	0.50	<300
							374.50	375.00	0.50	540
							375.00	377.00	2.00	<300
							377.00	377.50	0.50	510
							377.50	378.00	0.50	780
							378.00	378.50	0.50	2100
							378.50	379.00	0.50	2500
							379.00	379.50	0.50	660
							379.50	380.00	0.50	2400
							380.00	380.50	0.50	1400
							380.50	381.00	0.50	2100
							384.00	384.50	0.50	800
							384.50	385.00	0.50	770
							385.00	386.50	1.50	<300
							386.50	387.00	0.50	1900
							387.00	387.50	0.50	3100
							387.50	388.00	0.50	2800
							388.00	388.50	0.50	1600
							388.50	389.00	0.50	340
							389.00	389.50	0.50	990
							389.50	389.75	0.25	9300
							389.75	390.00	0.25	27200
							390.00	390.50	0.50	1700
							390.50	391.00	0.50	480
							391.00	391.50	0.50	900
							391.50	392.00	0.50	670
							392.00	392.50	0.50	1300
							392.50	393.00	0.50	4400
							393.00	393.50	0.50	590
							393.50	394.00	0.50	380
							394.00	394.50	0.50	640
							394.50	395.00	0.50	420
							395.00	395.50	0.50	420
							395.50	396.00	0.50	640
							396.00	396.50	0.50	1400
							396.50	397.00	0.50	940
							397.00	397.50	0.50	<300
							397.50	398.00	0.50	300
							398.00	398.34	0.34	9800
							398.34	398.50	0.16	37700
							398.50	398.65	0.15	10400
							398.65	399.00	0.35	8900
							399.00	399.50	0.50	4600
							399.50	400.00	0.50	760
							400.00	400.50	0.50	330
							400.50	401.00	0.50	360
							401.00	401.50	0.50	910
							401.50	402.00	0.50	1900
							402.00	402.50	0.50	3400
							402.50	403.00	0.50	1900
							403.00	403.50	0.50	1300
							403.50	404.00	0.50	360
							404.00	404.50	0.50	6200
							404.50	405.00	0.50	700
							405.00	405.50	0.50	4900
							405.50	406.00	0.50	2200
							406.00	406.50	0.50	2300
							406.50	407.00	0.50	1200
							407.00	407.50	0.50	430

Handheld spectrometer composite parameters:

1:	Minimum Thickness of 0.5m
2:	CPS Cut-Off of 300 counts per second
3:	Maximum Internal Dilution of 2.0m

Image 2: Uranium Mineralization in PLN25-205

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The natural gamma radiation detected in the drill core, as detailed in this news release, was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 spectrometer which has been calibrated by Radiation Solutions Inc. The Company designates readings exceeding 300 cps on the handheld spectrometer (occasionally referred to as a scintillometer in industry parlance; this colloquial usage stems from historical naming conventions and the shared functionality of detecting gamma radiation a scintillometer)—as “anomalous”, readings above 10,000 cps as “highly radioactive”, and readings surpassing 65,535 cps as “off-scale”. However, readers are cautioned that spectrometer or scintillometer measurements often do not directly or consistently correlate with the uranium grades of the rock samples and should be regarded solely as a preliminary indicator of the presence of radioactive materials.

Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade”.

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Project:

The Company’s 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property. All three properties comprising the PLN Project are accessed by Provincial Highway 955; the new JR Zone uranium discovery on the PLN property is located 23km northwest of Paladin’s Triple R deposit.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has verified the data disclosed.

About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company, focusing on the recently discovered high-grade JR Zone on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R and Nexgen’s Arrow.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue
Kelowna, BC V1Y9Y2

Contact Information
Investor Relations
Telephone: 778 484 8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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